CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

As of December 31, 2017



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Century Securities Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

March 1, 2018

1702-2202892

A member firm of Ernst & Young Global Limited

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2017

(in thousands, except shares)

Assets		
Cash and cash equivalents	$	3,140
Commissions receivable from affiliated broker-dealer		579
Due from affiliated broker-dealer		380
Registration fees receivable		204
Deferred tax assets		111
Other assets		214
Total assets	$	4,628
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,089
Due to Parent and affiliated broker-dealer		488
Income taxes payable		230
Accrued compensation		124
Other accrued liabilities		233
Total liabilities	$	2,164
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		1,987
Total stockholder's equity		2,464
Total liabilities and stockholder's equity	$	4,628

See accompanying Notes to Statement of Financial Condition.

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Condition
December 31, 2017

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments, including those with original maturities of three months or less, and money market mutual funds to be cash equivalents.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock units and debentures to our employees. See Note 4 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and our stand-alone tax liability or receivable are included in the statement of financial condition.

We generally compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 7 for a further discussion of income taxes.

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Condition
December 31, 2017

NOTE 3 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). At December 31, 2017, we had net capital of $1.6 million, which was $1.5 million in excess of our minimum required net capital of $0.1 million.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plan

The Stifel Financial Corp. Wealth Accumulation Plan, as restated, is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Deferred awards generally vest over a three- to eight year period and are distributable upon vesting or at future specified dates. Participants may elect to defer a portion of their incentive compensation. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

NOTE 5 – Off-Balance Sheet Credit Risk

Our customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel Nicolaus. The agreement between our company and Stifel stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2017, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Related Party Transactions

We conduct our securities operations as a fully-disclosed introducing broker through Stifel. Under the arrangement, we have a Proprietary Accounts of Broker-Dealers agreement with Stifel.

At December 31, 2017, commissions receivable from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of clearing expense, and due from affiliated broker-dealer in the statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

At December 31, 2017, due to Parent and affiliated broker-dealer includes expenses paid on our company's behalf by an affiliated broker-dealer and stock-based compensation due to the Parent.

During the year ended December 31, 2017, we paid a dividend to the Parent in the amount of $1.0 million.

NOTE 7 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2017 *(in thousands)*:

Deferred compensation	$	63
Accruals not currently deductible		43
Other		5
Deferred tax assets	$	111

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017.

We believe the realization of the remaining net deferred tax asset of $0.1 million is more likely than not based on the availability of prior year taxable income.

Uncertain Tax Positions

As of December 31, 2017, we had accrued interest and penalties of $76,845, before benefit of federal tax deduction, included in income taxes payable in the statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2013.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. We do not expect this change to be material to the financial statements.

Note 8 – Recent Accounting Developments

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized.

The Company will adopt the accounting update effective as of January 1, 2018 using the modified retrospective method, with a cumulative effect adjustment to opening stockholder's equity. The adoption of the accounting update will not have a material impact on the Company's statement of financial condition.

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Condition
December 31, 2017

NOTE 9 - Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through March 1, 2018, the date the accompanying statement of financial condition were available to be issued. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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